UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN IRON ORE CORP.
(Name of Issuer)

Series A Preferred Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

88831R 100
(CUSIP Number)

iHookup Social, Inc.
125 E. Campbell Ave.,
Campbell, CA 95008
Phone: (855) 473-7473

With a copy to:
Bingham McCutchen LLP
1117 S. California Ave.,
Palo Alto, CA 94304
Attn: James Chapman
(650) 849-4850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88831R 100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Copper Creek Holdings, LLC CheckMate Mobile, Inc. Dean Rositano Robert Rositano, Jr. Stacy Rositano
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.
CITIZENSHIP OR PLACE OF ORGANIZATION

Copper Creek Holdings, LLC - Nevada
CheckMate Mobile, Inc. - Delaware
Dean Rositano - United States
Robert Rositano, Jr. - United States
Stacy Rositano - United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Copper Creek Holdings, LLC - [0] shares CheckMate Mobile, Inc. - [0] shares Dean Rositano -[0] shares Robert Rositano, Jr. - [0] shares Stacy Rositano - [0] shares
	8.
SHARED VOTING POWER

Copper Creek Holdings, LLC - 36,083,350 shares
- Robert Rositano, Jr., as member and manager of Copper Creek Holdings, LLC - 18,041,675 shares
- Stacy Rositano, as member and manager of Copper Creek Holdings, LLC - 18,041,675 shares
CheckMate Mobile, Inc. - 4,895,850 shares
 Dean Rositano - 4,510,400 shares
Robert Rositano, Jr. - 4,510,400 shares

	9.	SOLE DISPOSITIVE POWER Copper Creek Holdings, LLC - [0] shares CheckMate Mobile, Inc. - [0] shares Dean Rositano -[0] shares Robert Rositano, Jr. - [0] shares Stacy Rositano - [0] shares
	10.
SHARED DISPOSITIVE POWER

Copper Creek Holdings, LLC - 36,083,350 shares
- Robert Rositano, Jr., as member and manager of Copper Creek Holdings, LLC - 18,041,675
- Stacy Rositano, as member and manager of Copper Creek Holdings, LLC - 18,041,675
CheckMate Mobile, Inc. - 4,895,850 shares
Dean Rositano - 4,510,400 shares
Robert Rositano, Jr. - 4,510,400 shares

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Copper Creek Holdings, LLC - 36,083,350 shares
CheckMate Mobile, Inc. - 4,895,850 shares
Dean Rositano - 4,510,400 shares
Robert Rositano, Jr., in his individual capacity and as member and manager of Copper Creek Holdings, LLC  - 22,552,075 shares
Stacy Rositano, as member and manager of Copper Creek Holdings, LLC   - 18,041,675

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CheckMate Mobile, Inc. - 9.8%
Dean Rositano - 9.0%
Copper Creek Holdings, LLC - 72.2%
Robert Rositano, Jr., in his individual capacity and as member and manager of Copper Creek Holdings, LLC - 45.1%
Stacy Rositano, as member and manager of Copper Creek Holdings, LLC - 36.1%

14.
TYPE OF REPORTING PERSON (see instructions)

Copper Creek Holdings, LLC - OO (Limited Liability Company)
CheckMate Mobile, Inc. - CO (Corporation)
Dean Rositano - IN
Robert Rositano, Jr. - IN
Stacy Rositano - IN

CUSIP No. 88831R 100	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of Series A Preferred Stock (“Preferred Stock”), par value $0.0001 per share, of Titan Iron Ore Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 125 E. Campbell Ave., Campbell, California 95008.

Item 2.  Identity and Background.

i.
Dean Rositano is a US citizen whose address is located at 126 Sea Terrace Way, Aptos, CA 95003.  Dean Rositano currently serves as a director and as the President and Chief Technology Officer of the Issuer, IHookup Social, Inc. and CheckMate Mobile, Inc. He also serves as the Secretary of CheckMate Mobile, Inc. During the last five years, Dean Rositano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Dean Rositano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ii.
Robert Rositano, Jr. is a US citizen whose address is located at 3846 Moanna Way, Santa Cruz, CA 95062.  Robert Rositano, Jr. currently serves as a director, the Chief Executive Officer and Secretary of the Issuer and IHookup Social, Inc.  He also serves as a director and the Chief Executive Officer of CheckMate Mobile, Inc.  During the last five years, Robert Rositano, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, Robert Rositano, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

iii.
Stacy Rositano is a US citizen whose address is located at 3846 Moanna Way, Santa Cruz, CA 95062. Stacy Rositano is a member and manager of Copper Creek Holdings, LLC. During the last five years, Stacy Rositano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, Stacy Rositano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

iv.
Copper Creek Holdings, LLC is a Nevada limited liability company with a principal business office address located at 3846 Moanna Way, Santa Cruz, CA 95062. It is owned and managed by Robert Rositano, Jr. and his wife, Stacy Rositano.

v.
CheckMate Mobile, Inc. (“CMI”) is a Delaware corporation, with an address of the principal business address at 125 E. Campbell Ave., Campbell, California 95008. Currently, Dean Rositano and Robert Rositano, Jr. are each 19.3% stockholders and serve as directors of CMI. In addition, Dean Rositano also serves as its President, Secretary and Chief Technology Officer, while Robert Rositano, Jr. serves as its Chief Executive Officer.

Dean Rositano, Robert Rositano, Jr., Stacy Rositano, Copper Creek Holdings, LLC and CMI are collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

Item 3.  Source or Amount of Funds or Other Consideration.

On February 3, 2014 (the “Effective Time”), pursuant to that certain Agreement and Plan of Merger dated January 31, 2014 (the “Merger Agreement”), IHookup Operations Corp, a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), merged with and into IHookup Social, Inc., a Delaware corporation (“IHookup”), with IHookup surviving the merger and becoming a wholly owned subsidiary of Issuer. In accordance with the Merger Agreement, iHookup’s stockholders exchanged all of their 12,000,000 shares of outstanding stock for 50,000,000 shares of Issuer’s newly designated Preferred Stock.  The foregoing description is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 4.  Purpose of Transaction.

 As described in Item 3 above, this Statement is being filed in connection with the Merger Agreement and the Certificate of Designation in order to facilitate the merger by and between the Issuer and iHookup and the issuance of the Preferred Stock to the stockholders of iHookup.

Post-Merger Capitalization

As of the Effective Date, Issuer’s post-merger capitalization consists of the following:  3,700,000,000 of authorized shares, of which 384,101,225 shares of common stock are issued and outstanding and 50,000,000 shares of Preferred Stock (all of which are designated Series A Preferred Stock), of which all are issued and outstanding. Such Preferred Stock consists of the following: Dean Rositano and Robert Rositano each own 4,510,400 shares, Copper Creek Holdings, LLC owns 36,083,350 shares, and CMI owns 4,895,850 shares.  As described on the Form 8-K filed on February 6, 2014, such Preferred Stock shall be convertible into the number of shares of Common Stock which equals nine times the total number of shares of Common Stock which are issued and outstanding at the time of conversion until the closing of a Qualified Financing (i.e. sale and issuance of equity securities of the Issuer that results in gross proceeds to the Issuer in excess of two million five hundred thousand dollars ($2,500,000)). In the event of a Qualified Financing, the holders of Preferred Stock shall be subject to mandatory conversion into common stock on a one to one basis.

Appraisal Rights

Any shares of iHookup’s capital stock that, as of immediately prior to the Effective Time, were held by holders who had as of such time preserved appraisal rights under Section 262 of the Delaware General Corporation Law or dissenters’ rights under Chapter 13 of the California Corporation Code with respect to such shares could not be converted into or represent the right to receive shares of Issuer.  No stockholders of iHookup exercised their appraisal rights.

 Representations and Warranties and Covenants of the Parties

The Merger Agreement contains a number of representations that each of Issuer, Merger Sub and iHookup have made to each other, including due organization and good standing, capitalization, authorization, and binding agreement, among others. The representations and warranties contained in the Merger Agreement were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement.

Conditions to Closing

The Merger Agreement contains a number of conditions to closing that each of Issuer, Merger Sub and iHookup have made to each other, including no law or governmental order prohibiting the transaction, representations and warranties being true and correct, and each party receiving all documents and instruments , among others. The conditions to closing contained in the Merger Agreement were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement.

Miscellaneous Provisions

The Merger Agreement contains a number of miscellaneous provisions, including the representations and warranties surviving for a period of 12 months from the closing date, among others.

Conversion of Debt

As of January 31, 2014 and prior to the Effective Time, Issuer had $585,754 of debt. Certain creditors of Issuer agreed to convert $291,034 of the debt to our common stock at a price of $.015 per share for a total issuance of 19,402,267 shares of common stock. Issuer continues to have debt in the amount of $294,720.

 The foregoing description is qualified in its entirety by reference to the Merger Agreement and the Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock (“Certificate of Designations”), which are filed herewith as Exhibits 2 and 3 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

 (a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. Stacy Rositano and Robert Rositano, Jr., as the sole members and managers of Copper Creek Holdings, LLC, may be deemed to have the power to direct the voting and disposition of the shares of Preferred Stock owned by Copper Creek Holdings, LLC, and may be deemed to be the indirect beneficial owner of such shares.

Preferred Stock:

i.	CMI - 4,895,850 shares (9.8%).

ii.	Copper Creek Holdings, LLC - 36,083,350 shares (72.1%)

iii.
Robert Rositano, Jr. owns 4,510,400 shares (9.0%) in his capacity as an individual, and may be deemed to beneficially own another 18,041,675 shares (36.085%) in his capacity as member and manager of Copper Creek Holdings, LLC, for an aggregate of 22,552,075 shares (45.1%)

iv.	Dean Rositano - 4,510,400 shares (9.0%) in his capacity as an individual.

v.	Stacy Rositano may be deemed to beneficially own 18,041,675 shares (36.1%) in her capacity as member and manager of Copper Creek Holdings, LLC.

(c) None of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Preferred Stock covered by this Statement.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Agreement and Plan of Merger and Reorganization dated January 31, 2014, attached hereto as Exhibit 2.

Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock, attached hereto as Exhibit 3.

Item 7.  Material to Be Filed as Exhibits.

Joint Filing Agreement, attached hereto as Exhibit 1.

Agreement and Plan of Merger and Reorganization dated January 31, 2014, attached hereto as Exhibit 2.

Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock, attached hereto as Exhibit 3.

CUSIP No. 88831R 100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2014

DEAN ROSITANO

By: /s/ Dean Rositano
Dean Rositano, individually

ROBERT ROSITANO, JR.

By: /s/ Robert Rositano, Jr.
Robert Rositano, Jr., individually

COPPER CREEK HOLDINGS, LLC

By: /s/ Robert Rositano, Jr.
Robert Rositano, Jr., Managing Member

COPPER CREEK HOLDINGS, LLC

By: /s/ Stacy Rositano
Stacy Rositano, Managing Member

CHECKMATE MOBILE, INC.

By: /s/ Dean Rositano
Dean Rositano, President